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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2009

Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-67392

REPORT FOR THE PERIOD BEGINNING_____January 1, 2008_____AND ENDING_____December 31, 2008_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   Dente & Bomba, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

132 Grymes Hill Road

(No. and Street)

_____Staten Island_____NY_____10301_____

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____Joseph Dente_____212-797-1441_____

                                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Halpern & Associates, LLC_____

                                 (Name – *if individual, state last, first, middle name*)

__218 Danbury Road_____Wilton_____CT_____06897_____

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Joseph Dente _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Dente & Bomba, LLC _____ , as

of ___ December 31 _____ , 2008 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DENTE & BOMBA LLC

CONTENTS



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
 Dente & Bomba, LLC

We have audited the accompanying statement of financial condition of Dente & Bomba, LLC (the "Company") as of December 31, 2008 and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Dente & Bomba, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Wilton, Connecticut
February 13, 2009

DENTE & BOMBA LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$109,254
Receivable from brokers and dealers	220,056
Other assets	3,195
TOTAL ASSETS	**$332,505**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$180,668
MEMBER'S EQUITY	151,837
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$332,505**

The accompanying notes are an integral part of this statement.

DENTE & BOMBA LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE		
Commissions		$1,091,516
Interest and dividend income		1,397
TOTAL REVENUE		1,092,913
EXPENSES		
Employee compensation	$292,509	
Clearance and floor fees	150,983	
Commission expense	147,435	
Insurance	105,863	
Regulatory fees	76,592	
Telephone	67,740	
Travel, entertainment and meals	45,067	
Professional fees	37,334	
Taxes other than those on income	31,430	
Office expenses	9,510	
Miscellaneous expenses	2,883	
Rent	1,790	
Error expense	244	
Charity	200	
TOTAL EXPENSES		969,580
INCOME BEFORE PROVISION FOR INCOME TAXES		123,333
PROVISION FOR INCOME TAXES		
State		34
NET INCOME		$ 123,299

The accompanying notes are an integral part of this statement.

DENTE & BOMBA LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

Members' equity -January 1, 2008	$	213,909
Redemption of member interest		(60,000)
Other capital withdrawals - profit distributions		(125,371)
Net income		123,299
Members' equity - December 31, 2008	$	151,837

The accompanying notes are an integral part of this statement.

DENTE & BOMBA LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income		$ 123,299
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivable from brokers and dealers	$ 10,025	
Other assets	9,083	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	123,348	
TOTAL ADJUSTMENTS		142,456
NET CASH PROVIDED BY OPERATING ACITIVITIES		265,755

CASH FLOWS FROM FINANCING ACTIVITIES:

Redemption of member interest	(60,000)	
Other capital withdrawals	(125,371)	
NET CASH USED BY FINANCING ACTIVITIES		(185,371)
NET INCREASE IN CASH		80,384
CASH AT BEGINNING OF YEAR		28,870
CASH AT END OF YEAR		$ 109,254

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest and dividends received during the period $ 1,397

The accompanying notes are an integral part of this statement.

5

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Dente & Bomba, LLC (the "Company") is registered as a broker with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). In this capacity, it conducts business as a broker on the floor of the New York Stock Exchange. Execution of transactions for non-member organizations by means of a direct phone access system can also be conducted by the Company.

In the normal course of its business, the Company entered into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeded the amount recorded for the transaction.

The Company's policy was to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company had a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducted business.

The clearing and depository operations for the Company's transactions were performed by its clearing broker pursuant to the clearance agreement. At December 31, 2008, the receivable from brokers and dealers reflected on the statement of financial condition included $103,860 due from this clearing broker, which was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company recorded securities transactions and related revenues and expenses on a settlement date basis.

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents. Financing with the clearing broker is classified as operating activities since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America, which requires the use of estimates by management. Actual results could differ from these estimates.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management. Actual results could differ from these estimates

As of January 1, 2008, the Company adapted FAS 157 which has had no material effect on the financial statements.

3. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns. The Company is, however, subject to the New York City Unincorporated Business Tax which comprises the provision for taxes that is included in the financial statements.

4. RULE 15C3-3

The Company was exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(B) in that the Company carried no margin accounts, promptly transmitted all customer funds and delivered all securities received, did not otherwise hold funds or securities for or owe money or securities to customers and effectuated all financial transactions on behalf of customers on a fully disclosed basis.

5. NET CAPITAL REQUIREMENTS

The Company was subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which required the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $145,642 which exceeded the minimum requirement of $12,045 by $133,597. The Company's ratio of aggregate indebtedness to net capital ratio was 1.24 to 1.

6. MEMBER WITHDRAWAL

Effective November 30, 2008, a member with a thirty percent (30%) interest in the Company, withdrew as a member.

DENTE & BOMBA LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2008

CREDITS
  Members' equity $ 151,837

DEBITS
  Receivable from brokers and dealers $ 3,000
  Other assets   3,195

    TOTAL DEBITS   6,195

    NET CAPITAL   145,642

Minimum net capital requirement   12,045

    EXCESS NET CAPITAL $ 133,597

AGGREGATE INDEBTEDNESS

  Accrued expenses and other liabilities $ 180,668

Ratio of aggregate indebtedness to net capital 1.24 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and
the computation included in the Company's corresponding unaudited
Form X-17A-5 Part IIA filing.

See the accompanying Independent Auditors' Report.

DENTE & BOMBA LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditors' Report.


ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
Dente & Bomba, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Dente & Bomba, LLC (the "Company"), for the year ending December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are

10

required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Halpern & Associates, LLC

Wilton, Connecticut
February 13, 2009

DENTE & BOMBA LLC

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2008